RegenoCELL Therapeutics, Inc.
2 Briar Lane
Natick, Massachusetts 01760
(508) 647-4065

September 4, 2008

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Attn: Heather Clark

Re: Good Buddy’s Coffee Express, Inc.
Form 10-KSB for the year ended December 31, 2007
File No. 000-50639

Dear Ms. Clark:

Thank you for your guidance in understanding what needs to be addressed in Good Buddy’s Coffee Express, Inc. Form 10-KSB for the year ended December 31, 2007. In my subsequent conversations with Good Buddy’s Coffee Express, I determined that the company had completed an assessment of Internal Control Over Financial Reporting as of December 31, 2007. The company had inadvertently failed to discuss this in Item 8A.

We will be filing an amended Form 10-KSB soon. The revised language to Item 8A is being transmitted with this letter. If you have any questions or other suggestions with respect to these revisions, please give me a call.

Also thank you for your guidance with respect to the Form type which we should be using beginning February 4, 2008. All future quarterly reports will be filed on Form 10-Q.

Please be assured of our continued cooperation.

Sincerely,
RegenoCELL Therapeutics, Inc.

By: /s/ James F. Mongiardo
James F. Mongiardo
President and Chief Executive Officer

ITEM 8A.           CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

In connection with the preparation of this annual report on Form 10-KSB, an evaluation was carried out by our management, with the participation of the Chief Executive Officer and Principal Accounting Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("Exchange Act")) as of December 31, 2007. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosures.

Based on that evaluation, our management concluded, as of the end of the period covered by this report, that our disclosure controls and procedures were not effective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the SEC's rules and forms because of the failure to report its assessment on Internal Control Over Financial Reporting in the Form 10-KSB for the year ended December 31, 2007 filed on April 10, 2008. Management has taken steps to insure that all future filings contain all required disclosures.

Management's Report on Internal Control Over Financial Reporting

Management of our company is responsible for establishing and maintaining adequate internal control over financial reporting. Our company's internal control over financial reporting is a process, under the supervision of the Chief Executive Officer and the Principal Accounting Officer, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with United States generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on this assessment, our management has concluded that, as of December 31, 2007, the Company's internal control over financial reporting is effective.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. We were not required to have, nor have we, engaged our independent registered public accounting firm to perform an audit of internal control over financial reporting pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

As of the end of the period covered by this report, there have been no changes in internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarter ended December 31, 2007, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.